SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934



                          For the month of January 2005


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F [X]        Form 40-F [ ]


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [X]                 No [X]


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

      Attached hereto as Exhibit 99.1 is a press release issued on January 24, 2005 announcing the renewal by Fresenius Medical Care AG of its long-term collaborative agreement with Kawasumi Laboratories, Inc.










                                    EXHIBITS

   Exhibit 99.1              Press release issued January 24, 2005

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: January 25, 2005




                                          FRESENIUS MEDICAL CARE
                                          AKTIENGESELLSCHAFT



                                          By: /s/ DR. BEN LIPPS
                                              ----------------------------------
                                              Name:  Dr. Ben Lipps
                                              Title: Chief Executive Officer and
                                              Chairman of the Management Board



                                          By: /s/ LAWRENCE A. ROSEN
                                              ---------------------------------
                                              Name:  Lawrence A. Rosen
                                              Title: Chief Financial Officer